(As filed October 10, 2002)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION/DECLARATION ON FORM U-1
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

KeySpan Corporation                     Boston Gas Company d/b/a KeySpan Energy
One MetroTech Center                      Delivery New England
Brooklyn, New York  11201               Essex Gas Company d/b/a KeySpan Energy
Northeast Gas Markets LLC                 Delivery New England
100 Cummings Center                     One Beacon Street
Suite 457G                              Boston, Massachusetts  02108
Beverly, MA  01915-6132                 EnergyNorth Natural Gas, Inc. d/b/a
The Brooklyn Union Gas Company d/b/a      KeySpan Energy Delivery New England
KeySpan Energy Delivery New York        1260 Elm Street
One MetroTech Center                    P.O Box 329
Brooklyn, New York  11201               Manchester, New Hampshire  03105
KeySpan Gas East Corporation d/b/a
 KeySpan Energy Delivery Long Island
175 East Old Country Road
Hicksville, New York  11801
______________________________________________________________________________
             (Name of companies filing this statement and addresses
                         of principal executive offices)

                              KeySpan Corporation
               ___________________________________________________
        (Name of top registered holding company parent of each applicant)

                               Steven L. Zelkowitz
                  Executive Vice President and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
              ___________________________________________________
                     (Name and address of agent for service)

                    The Commission is also requested to send
                 copies of any communications in connection with
                                 this matter to:

                           Frederick M. Lowther, Esq.
                              Laura V. Szabo, Esq.
                     Dickstein Shapiro Morin & Oshinsky LLP
                                2101 L Street, NW
                             Washington, D.C. 20037

APPLICATION/DECLARATION UNDER PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Item 1.  Description of Proposed Transaction

A.    Introduction

Pursuant to Section 13(b) of the Public Utility Holding Company Act of 1935, as amended (the "Act") and Rule 54, KeySpan Corporation ("KeySpan"), a registered holding company under the Act, Northeast Gas Markets LLC ("NEGM"), The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), Boston Gas Company d/b/a KeySpan Energy Delivery New England ("Boston Gas"), Essex Gas Company d/b/a KeySpan Energy Delivery New England ("Essex Gas"), and EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England ("ENGI"), file this application and declaration seeking authorization for NEGM to provide gas contract services to the KEDNY, KEDLI, Boston Gas, Essex Gas, and ENGI (collectively, the "KeySpan Gas Utilities") pursuant to the terms described in Item 1.C below (the "Transaction").

On November 7, 2000 (Release No. 35-27271), as corrected by the order issued on December 1, 2000 (collectively, the "Merger Order"), the Securities and Exchange Commission (the "Commission") issued an order under the Public Utility Holding Company Act of 1935 (the "Act") authorizing KeySpan to acquire Eastern Enterprises (now known as KeySpan New England, LLC ("KNE LLC")).1 In addition, on November 8, 2000, the Commission issued an order (Release No. 35-27272), as corrected by the order issued on December 1, 2000 (collectively, the "Financing Order"), authorizing a program of external financings, credit support arrangements and related proposals for KeySpan and its subsidiaries. KeySpan registered as a holding company under the Act on November 8, 2000, as a result of KeySpan's acquisition of Eastern Enterprises.

KeySpan is a diversified public utility registered holding company. KeySpan directly or indirectly owns the following seven public utility companies: (i) KEDNY, which distributes natural gas at retail to residential, commercial and industrial customers in the New York City Boroughs of Brooklyn, Staten Island and Queens; (ii) KEDLI, which distributes natural gas at retail to customers in New York State located in the counties of Nassau and Suffolk on Long Island and the Rockaway Peninsula in Queens County; (iii) KeySpan Generation LLC, which owns and operates electric generation capacity located on Long Island that is sold at wholesale to the Long Island Power Authority; (iv) Boston Gas, which distributes natural gas to customers located in Boston and other cities and towns in eastern

1 On May 29, 2002, the Commission issued an order approving KeySpan and Eastern Enterprises’ application in File No. 70-9995 (Holding Co. Act Rel. No. 27532) for a reorganization of Eastern from a Massachusetts business trust to a Massachusetts limited liability company (“Conversion Order”). On May 31, 2002, pursuant to the Conversion Order, Eastern and KNE LLC, a newly formed Massachusetts limited liability company subsidiary of KeySpan, executed an agreement and plan of merger, with KNE LLC as the surviving entity and successor-by-merger to Eastern Enterprises.

and central Massachusetts; (v) Essex Gas, which distributes natural gas to customers in eastern Massachusetts; (vi) Colonial Gas Company d/b/a KeySpan Energy Delivery New England ("Colonial Gas"), which distributes natural gas to customers located in northeastern Massachusetts and on Cape Cod; and (vii) ENGI, which distributes natural gas to customers located in southern and central New Hampshire, and the City of Berlin located in northern New Hampshire. KeySpan, through its subsidiaries, engages in energy related non-utility activities as described in the Merger Order and post-effective amendments filed thereunder.

NEGM, a Delaware limited liability company, is a non-utility company that provides natural gas procurement, contract management and marketing services to clients located in the northeastern part of the United States. KeySpan indirectly holds a 90% ownership interest in NEGM.2 Michael S. Lucy Associates, a company which is wholly owned by Michael S. Lucy, owns the remaining 10% interest of NEGM.3 Mr. Lucy is the president of NEGM.

B.    NEGM Background

Currently, NEGM is a "facilitating entity" providing contract services to customers in connection with large natural gas supply contracts with Western Canadian gas producers. The two major gas supply projects administered by NEGM are Boundary Gas, Inc. ("Boundary") and Alberta Northeast Gas Limited ("ANE"). Specifically, NEGM provides contract services to ANE and Boundary pursuant to longstanding management services arrangements. The Boundary management services arrangement commenced in 1984; the ANE management services arrangement commenced in 1991. Each of ANE and Boundary purchase Canadian natural gas and resell it to numerous local distribution companies ("US Customers") in the northeast United States. ANE and Boundary were each formed by their respective US Customers to facilitate the purchase of Canadian gas supplies. The US Customers desired to control both the Canadian gas contracts and the export/import licenses.4 NEGM's role was essential to making the complex ANE and Boundary projects feasible.

2 In the Merger Order, the Commission approved KeySpan’s retention of its interests in NEGM as a gas-related company pursuant to Rule 58 (b)(2)(ii) and an energy related company under Rule 58(2)(b)(1)(v).

3 NEGM was originally owned by a private energy project development company in Boston (J. Makowski Company “JMC”). JMC was sold to PG&E and Bechtel in 1996 and NEGM became an affiliate of U.S. Generating Company (“U.S. Gen”). PG&E acquired 100% of U.S. Gen in 1997 and decided to divest NEGM. KeySpan and Mr. Lucy purchased NEGM from U.S. Gen in January 1998. Prior to acquiring NEGM, Mr. Lucy was an employee of JMC (from 1980 to 1994) and then U.S. Gen (from 1994 to 1998) and in that capacity was involved with the Boundary/ANE projects since their creation.

4 Each US Customer of Boundary owns an interest in Boundary proportionate to its entitlement to purchase gas from Boundary and all management decisions are made by the US Customers based upon their percentage entitlements or ownership interests. Not all ANE US Customers chose to hold ownership interests in ANE but most management decisions are related to the gas contracts and made by all the US Customers based upon their percentage entitlements. Purely corporate decisions are made by those ANE US Customers that hold ownership interests.

The US Customers served by Boundary include the KeySpan Gas Utilities5 and nine gas utility companies that are not affiliated with KeySpan. The nine unaffiliated US Customers hold entitlements to 42.62% of the gas sold by Boundary while the KeySpan Gas Utilities hold the remaining entitlements.6 Ownership interests in Boundary are proportionate to the gas entitlements.7

         The Boundary arrangements end on January 15, 2003. The ANE arrangements will not expire in their entirety until 2007.

C.    Post-Boundary Gas Supply Arrangements

As noted above, the Boundary gas project expires on January 15, 2003, and the KeySpan Gas Utilities will no longer buy Canadian gas from Boundary. The Boundary volumes are "base load" volumes for the KeySpan Gas Utilities' operations. In order to avoid interruption of the base load supplies once Boundary ends, the KeySpan Gas Utilities as well as several gas utilities that are Boundary participants but not affiliated with KeySpan ("Unaffiliated Utilities"),8 have each entered into contracts with EnCana Corporation ("Encana") to supply Canadian gas beginning on January 15, 2003 ("Encana Gas Contracts").9 NEGM assisted the Unaffiliated Utilities and the KeySpan Gas Utilities in their negotiation and execution of the new EnCana gas supply contracts. Since NEGM represented customers whose aggregate gas supply consisted of large volumes, they were able to obtain more favorable prices and terms than would have been available had the utilities negotiated separately. NEGM's longstanding experience with the Canadian gas market and suppliers through the Boundary and ANE arrangements was an important factor in the utilities choosing NEGM to assist in the EnCana transaction.

5 Colonial Gas, another KeySpan gas utility subsidiary, is not a participant in the Boundary project.

6 It is worth noting that Boston Gas, Essex Gas and ENGI were participants in Boundary since its inception in 1984 when the current Boundary arrangements were executed. Their participation long predates their affiliation with KeySpan, which did not occur until late 2000 through KeySpan’s acquisition of Eastern Enterprises. Also, when Boundary was originally formed, KeySpan did not exist. KeySpan was formed in 1998, as an exempt holding company, as a result of the LILCO/Brooklyn Union merger; at that time its only utility subsidiaries participating in Boundary were Brooklyn Union and KeySpan Gas East (formerly LILCO’s gas operations).

7 ANE and Boundary are partially owned subsidiaries of KeySpan through the KeySpan Gas Utilities’ ownership interests. The Merger Order authorized KeySpan retention of its interests in ANE and Boundary. In the Financing Order, the Commission granted an interim exemption from the cost standards of Rules 90 and 91 for NEGM’s provision of contract administrative services to ANE and Boundary and required NEGM to file a post-effective amendment to justify the exemption from these cost standards. On June 28, 2001, the post-effective amendment was filed and pending before the Commission in File No. 70-9699, Post-Effective Amendment No. 7 on Form U-1/A Application/Declaration. The Commission has issued order extending the interim extension and most recently, by order dated May 7, 2002, the Commission extended the interim exemption to January 15, 2003, while the application is pending. See KeySpan Corp., et al., Holding Co. Act Rel No. 27527. It is important to point out that the basis for and relief requested in NEGM’s June 28 filing is different from the new circumstances and authorizations addressed in this Application.

8 The Unaffiliated Utilities are Bay State Gas Company, The Berkshire Gas Company, and Northern Utilities, Inc. gas utility subsidiaries of NiSource and Energy East.

9The Canadian gas that the KeySpan Gas Utilities will purchase from EnCana represents approximately 6% of the total firm gas supply they require to serve their firm customers.

The Unaffiliated Utilities and the KeySpan Gas Utilities have entered into a management service agreement and agency agreement (collectively referred to herein as the "M&A Agreement") pursuant to which NEGM will provide contract services to the utilities for the EnCana Gas Contracts after Boundary expires. (The management service agreement and the agency agreement are attached hereto as Exhibit B-1 and B-2, respectively). However, the KeySpan Gas Utilities and NEGM have executed a letter agreement which states that the effectiveness of the M&A Agreement as between NEGM and the KeySpan Gas Utilities is conditioned upon obtaining any necessary approvals from the Commission under the Act and applicable state regulatory commissions. (The letter agreement is attached as Exhibit B-3 hereto.)

Like the Unaffiliated Utilities, the KeySpan Gas Utilities would like NEGM to continue to provide contract services for their new Canadian gas contracts (i.e., the Encana Gas Contracts) once Boundary ends. All of the utilities' decision to engage NEGM is driven by NEGM's unique experience in providing such contract services through its historic role in the Boundary and ANE projects and thus its valuable familiarity with the Canadian supply aspects of the utilities' operations. Pursuant to the M&A Agreement it has negotiated with the Unaffiliated Utilities and the KeySpan Gas Utilities, NEGM will provide day-to-day contract services consisting of notifying EnCana of the amounts of gas the utilities would like to schedule for delivery; processing and auditing the EnCana gas supply bills to ensure their accuracy and submitting to the utilities their pro rata share of the gas supply costs based on the amount of gas they each purchased; preparing and filing regulatory and customs reports in Canada and the U.S. relating to the EnCana gas supply; providing informational support to the gas utilities for their federal and state regulatory filings; and day-to-day interfacing with EnCana on the Encana Gas Contracts (including price negotiations when appropriate). These are the same types of services NEGM currently provides under the Boundary and ANE arrangements.10 The fee structure under the M&A Agreement with NEGM is the same as for a Boundary and ANE projects -- $0.0128/Mcf of contracted volume. Since the KeySpan Gas Utilities and the Unaffiliated Utilities are parties to the same M&A Agreement, all of the participating utilities (affiliated and non-affiliated) will receive the same services at the same price and terms.

The fee Boundary and ANE pay NEGM for services under the Boundary and ANE arrangements, is passed directly through to their US Customers, on an “as-billed” basis,11 as part of the price the customers pay for the gas purchased from ANE and Boundary. Thus, the fee is treated by the

10 NEGM does not need approval under the Act to provide these services to the Unaffiliated Utilities under the M&A Agreement or otherwise.

11"As-billed" means that all of the ANE and Boundary customers are charged the exact same amount on the exact same basis for the administrative services provided by NEGM as paid by ANE and Boundary. Specifically, when NEGM charges ANE and Boundary $0.0128 per Mcf for administrative services, ANE and Boundary charge their customers the same $0.0128 per Mcf.

US Customers as part of the cost of gas. The KeySpan Gas Utilities will continue to treat the NEGM fee paid under the M&A Agreement as a cost of gas under the proposed new Encana arrangements. Each of the KeySpan Gas Utilities’ respective retail gas distribution rates are subject to regulation by the state public utility commissions in the states in which each utility provides gas service and their gas costs are reviewed by the state regulators in their respective rate proceedings.

With respect to the KeySpan Gas Utilities, the Encana Gas Contracts and the M&A Agreement expire on March 31, 2004 unless extended pursuant to the terms of those agreements. Once these arrangements terminate, NEGM may wish to enter into contracts to provide the KeySpan Gas Utilities with contract services for new Canadian gas supplies that the KeySpan Gas Utilities purchase. Accordingly, NEGM would like Commission authorization to enter into future agreements to provide contract services to the KeySpan Gas Utilities with respect to their gas supplies, at non-cost based prices ("Additional Transactions") provided the following conditions are met:

1.  the price charged to a KeySpan Gas Utility is no greater than the prices that unaffiliated entities pay to NEGM for the same type of contract services;

2.  the non-price terms of any NEGM gas contract services provided to a KeySpan Gas Utility are the same as those provided to non-affiliated entities obtaining the same type of service from NEGM; and

3.  the KeySpan Gas Utility's cost of gas is regulated by its applicable state commission and the utility treats the price paid for NEGM services as a cost of gas.

Item 2. Fees, Commissions and Expenses

The estimated fees, commissions and expenses incurred by the Applicants in connection with the proposed Transaction (i.e, negotiating and drafting the Encana Gas Contracts and M&A Agreements) are approximately $290,000 which are comprised of approximately $150,000 for legal fees and approximately $140,000 for outside consultant fees.

Item 3. Applicable Statutory Provisions

A.    Section 13(b)

Section 13(b) of the Act is applicable to the proposed Transaction and Additional Transactions because NEGM's proposed management service contracts with the KeySpan Gas Utilities entail a non-utility subsidiary of a registered holding company (NEGM) providing services to utility affiliates. Because NEGM's proposed gas contract services to the KeySpan Gas Utilities do not appear to fit squarely within any of the relevant affiliate transaction exemptions contained in the rules promulgated under the Act, NEGM requests approval for the Transaction and Additional Transactions pursuant to Section 13(b) and an exemption of the at-cost requirements due to "special or unusual" circumstances.

Section 13(b) authorizes the Commission, by rule or order, to grant an exemption from the cost requirement in "special or unusual" circumstances.12 The Commission has found on numerous occasions that certain applicants have met the requirements for an exemption under Section 13(b), particularly where the prices are set in arms-length negotiations and consumers are adequately protected.13 For example, in Columbus Southern Power Co., the Commission permitted a non-utility subsidiary of a registered holding company to sell spare parts to the joint utility owners of a generating station (one of which was an affiliate of the service provider) at replacement cost where the services agreement was negotiated at arms-length and applied equally to associate and non-associate companies and was necessary to avoid subsidizing.14 The joint owners in Columbus Southern Power Co. had a longstanding history with the development of the generating project and determined that the registered holding company affiliate was best suited to provide the services. In Blackhawk Coal Co., et al., the Commission approved the affiliate sale of coal at market prices pursuant to a settlement agreement because of the special or unusual circumstances surrounding the pricing arrangement.15 In EAU Cogenex Corp., the Commission authorized the provision of goods and services to a 50% owned joint venture company at prices not to exceed market prices. The Commission has also granted an exemption under Section 13(b) where the pricing arrangements at a market rate would not adversely affect consumers.16 Exemptions under Section 13(b) have been granted where structural protections such as utility rate regulation by federal or state regulatory commissions exist to protect consumers from abusive affiliate transactions.17

The M&A Agreement arrangements between NEGM and the KeySpan Gas Utilities are consistent with existing Section 13(b) precedents in which exemptions from the cost requirements were granted based on "special or unusual" circumstances. Like the case in Columbus Southern Power Co., the fee NEGM will charge

12The U.S. Court of Appeals for the D.C. Circuit has recognized that this provision permits deviation from the cost standard in appropriate circumstances. See Ohio Power v. FERC, 954 F.2d 779, 785 n.5 (D.C. Cir. 1992) ("The SEC does have express statutory authority to deviate from the "at cost" standard when a transaction "involves[s] special or unusual circumstances.'").

13See Entergy Corporation, et al., Holding Co. Act Release No. 27040 (June 22, 1999) (authorizing a 5% addition to the at-cost pricing of services rendered to non-utility affiliates by regulated utilities pursuant to the exemption under Section 13(b)); EAU Cogenex Corp., Holding Co. Act Release No. 26469 (Feb. 6, 1996); Columbus Southern Power Co., et al., Holding Co. Act Release No. 25326 (June 5, 1991); Blackhawk Coal Co., et al., Holding Co. Act Release No. 23834 (Sept. 20, 1985).

14Columbus Southern Power Co., et al., Holding Co. Act Release No. 25326 (June 5, 1991).

15 The pricing in Blackhawk Coal Co., et al. involved special or unusual circumstance because: (1) the investment in the mines and the regulatory treatment of the price of coal produced from the mines was characterized by a unique sequence of changes in regulatory climate and by economic changes, which together turned an investment that was originally made in the interest of the customers and investors, into a potential liability for both; and (2) the proposed transactions were ancillary steps needed to implement a carefully crafted settlement of a long and fully-aired controversy under the Federal Power Act.

16Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999).

17See id. See also New England Electric System, et al., Holding Co. Act Release No. 22309 (1981) (non-utility affiliate permitted under Section 13(b) to rent a barge to utility affiliate at market rate).

for its contract services under the M&A Agreement, and the terms thereunder, will be on the exact same basis for the affiliated and the non-affiliated utilities. The M&A Agreement, under which the Unaffiliated Utilities will also obtain services from NEGM, attests to the arm's-length nature of the NEGM fee and services and demonstrates that the fee does not exceed market prices. Moreover, the current fee, which is the same as under the Boundary and ANE contracts, was originally established in arms-length negotiations between numerous non-affiliates in 1995, well before KeySpan acquired NEGM or its interests in certain of the Boundary and ANE utility participants. Also like the case in Columbus Southern Power Co. and Blackhawk, NEGM's experience with the Canadian gas supply to the Unaffiliated Utilities and the KeySpan Gas Utilities stems from a long-term, historic relationship.

The M&A Agreement Transaction involves base load natural gas supplies for New York City, as well as parts of Massachusetts and New Hampshire, starting in mid- Winter 2003. NEGM is uniquely situated to continue providing these critical services that will no longer be available through the Boundary arrangement when it expires. NEGM's role under the M&A Agreement ensures that there is a smooth transition in the baseload supply arrangements which insulates against the risk of any undue interruptions that could be harmful to consumers. In addition, like in the case of Entergy and New England Electric System, adequate state regulation exists to protect consumers; the KeySpan Gas Utilities' gas rates are subject to the regulation of their respective state utility commissions and the utilities will treat the prices they pay NEGM for services as a cost of gas. The fee for NEGM's contract administration services will be a small fraction of the cost of gas, and the cost to the KeySpan Gas Utilities of administering the EnCana transaction on their own would likely exceed the fees paid to NEGM including putting the infrastructure and personnel in place to recreate the services that NEGM already is uniquely qualified to provide.18 Finally, it is unlikely that the EnCana transaction, or similar transactions in the future, could be recreated in a non-NEGM context on terms as favorable as the currently agreed transaction. Consequently, the NEGM pricing arrangement for the KeySpan Gas Utilities under the M&A Agreement should be considered "special or unusual" and, therefore, be granted an exemption from the cost requirements under the Act.

As noted in Item 1.C above, with respect to the proposed future Additional Transactions, NEGM requests that the Commission provide it Section 13(b) authorization to engage in these transactions with the KeySpan Gas Utilities on a non-cost basis provided the following conditions are met:

1.  the price charged to a KeySpan Gas Utility is no greater than the prices that unaffiliated entities pay to NEGM for the same type of contract services;

2.  the non-price terms of any NEGM gas contract services provided to the KeySpan Gas Utility are the same as those provided to non-affiliated entities obtaining the same type of service from NEGM; and

18The $0.0128 fee in the context of gas prices, which range between $3.00-3.50, is approximately 3-4 tenths of one percent. The total fee to the KeySpan gas utilities per year will be approximately $222,000, which compares to the KeySpan Gas Utilities' total gas cost under the EnCana contracts (depending on price) of $52-61 million.

3.  the KeySpan Gas Utility's cost of gas is regulated by their applicable state commission and the utility treat the price paid for NEGM services as a cost of gas.

Like the M&A Agreement arrangements discussed in connection with the Encana Gas Contracts, the proposed Additional Transactions satisfy the criteria for “special or unusual” circumstances. As in the Columbus Southern Power Co. case, the price and non-price terms that NEGM will extend to the KeySpan affiliates will be the same as those agreed to by non-affiliates, thus assuring that they will be arm’s length transactions. Moreover, the Additional Transactions will stem from a long term historical relationship like in the case of the entities in Columbus Southern Power Co. and Black Hawk that were granted a Section 13(b) exemption from the Act’s “at-cost” requirements. Finally, NEGM’s commitment not to enter into an Additional Transaction with a KeySpan Gas Utility unless such utility’s rates are regulated by the appropriate state utility commission assures that adequate state protection will exist to protect consumers. The Commission found in Entergy and New England Electric System that such adequate state protection is an important factor in granting a Section 13(b) exemption involving state regulated utility affiliates.

        B.  Rule 54

The proposed Transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At June 30, 2002, KeySpan's anticipated or current "aggregate investment" as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $866,261,000, or about 170% of KeySpan's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the period ended June 30, 2002. However, with respect to Rule 53(a)(1), the Commission determined in the KeySpan Financing Order that investments in EWGs and FUCOs in an amount of up to 250% of consolidated retained earnings is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred. Finally, Rule 53(c) by its terms does not apply to the Transactions proposed herein since they do not involve the issue or sale of a security to finance the acquisition of and EWG or FUCO or otherwise.

With respect to capitalization, there has been no material adverse impact on KeySpan’s consolidated capitalization resulting from KeySpan’s investments in EWGs and FUCOs. As of June 30, 2002, KeySpan’s consolidated capitalization consisted of 33.59% equity and 66.41% debt. These ratios comply with the requirement in KeySpan’s Financing Order that KeySpan’s common equity will be at least 30% of its capitalization; the proposed Transaction will have no adverse impact on KeySpan’s ability to satisfy that requirement. The financing application upon which the Financing Order was based indicated that KeySpan’s consolidated common equity to total capitalization ratio was approximately 35% at that time. In addition, at June 30, 2002, KeySpan’s senior unsecured debt was rated “investment grade” by all the major rating agencies.

        C.  Other Provisions

To the extent that the activities described herein require approval under any other sections of the Act and the Commission's rules thereunder are or may be applicable to the Transaction, Applicants request such approval and demonstrate compliance herein.19

Item 4.  Regulatory Approvals

Other than the approval of the Commission, the Applicants do not require any other federal or foreign governmental approvals to effectuate the M&A Agreement.

Pursuant to the New York Public Service Law and certain New York Public Service Commission ("NYPSC") requirements, KEDNY and KEDLI were required to file their Encana Gas Contracts and the associated M&A Agreement with the NYPSC and made such filing on August 16, 2002, a copy of which is attached hereto as Exhibit D. These were notice filings and no NYPSC approval is required as a result of this process.20

Under Massachusetts law, Boston Gas and Essex Gas are required to obtain approval from the Department of Telecommunications and Energy ("DTE") of their EnCana Gas Contracts as well as the M&A Agreement because it is a contract with an affiliate for a term of greater than one year under which the utilities will be making payment for services received from the affiliate. On September 18, 2002, Boston Gas and Essex Gas petitioned the DTE for the required approvals and copies of the filings are attached hereto as Exhibit D-2. Boston Gas and Essex Gas have requested that the DTE issue an order approving the contracts by December 1, 2002.

Under New Hampshire law, ENGI is required to file any affiliate contract in excess of $500 with the New Hampshire Public Utilities Commission ("NHPUC") within ten days of its execution. On August 26, 2002, ENGI made the required filing of the M&A Agreement, a copy of which is attached hereto as Exhibit D-4. No additional action on the filing is required by the NHPUC.

Item 5.  Procedure

19 Sections 12(f) and 12(g) of the Act state that certain affiliate transactions are not lawful if they are not conducted in accordance with applicable Commission rules or orders. Since NEGM is seeking Section 13(b) authorization hereunder, it is unclear whether Sections 12(f) and 12(g) apply. Nevertheless, NEGM and the KeySpan Gas Utilities seek Commission authorization under these sections to the extent applicable to the proposed NEGM arrangements.

20 As noted in Item 1.C above, the NYPSC regulates KED NY’s and KEDLI’s retail gas rates and their gas costs are reviewed by the NYPSC in rate related proceedings which occur on a periodic basis.

The Commission is respectfully requested to issue and publish, as soon as practicable, the requisite notice under Rule 23, with respect to the filing of this Application/Declaration but no later than 30 days after this application/ declaration has been filed so that an order can be issued by no later than December 1, 2002. The Applicants request expedited consideration of this application/declaration because the Boundary gas arrangement expires on January 15, 2003, and the M&A Agreement is a critical piece to ensure no adverse interruption in the KeySpan Gas Utilities' baseload gas supply, thus, the Applicants will need to know as soon as possible prior to that date that the M&A Agreement can become effective.

It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision, unless the Division opposes the proposals contained herein. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

A.  Exhibits          A Not Applicable

B-1   Management Services Agreement dated July 11, 2002 among NEGM, the KeySpan Utilities and the Unaffiliated Utilities (Form SE - Paper format confidential filing)

B-2  Agency Agreement dated July 11, 2002 among NEGM, the Keyspan Utilities and the Unaffiliated Utilities (Form SE - Paper format confidential filing)

B-3  Letter Agreement dated Juy 23, 2002 among NEGM and the Keyspan Utilities regarding the Management Services Agreement and the Agency Agreement (Form SE - Paper format confidential filing)

C  Not Applicable

D-1  Notice Filing by KEDNY and KEDLI with the NYPSC on August 16, 2002 of their Encana Gas Contracts, the Management Services Agreement, the Agency Agreement and the Letter Agreement (The confidential portions of the filing were made on Form SE in paper format)

D-2  Filing by Boston Gas and Essex with the DTE on September 18, 2002 for Approval of their Encana Gas Contracts, the Management Services Agreement, the Agency Agreement and the Letter Agreement (The confidential portions of the filing were made on Form SE in paper format)

D-3  DTE Approval (To be filed by amendment)

D-4  Notice Filing by ENGI with the NHPUC on August 26, 2002 of its Encana Gas Contract, the Management Services Agreement, the Agency Agreement and the Letter Agreement (The confidential portions of the filing were made on Form SE in paper format)

E  Not Applicable

F-1  Opinion of Counsel (To be filed by amendment)

F-2  Past Tense Opinion of Counsel (To be filed pursuant to Rule 24)

B.  Financial Statements

FS-1  KeySpan Consolidated Balance Sheet, Statement of Income and Related Notes for the quarter ended June 30, 2002 (Incorporated herein by reference to KeySpan's Quarterly Report on Form 10-Q for quarter ended June 30, 2002, File No. 1-14161)

SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                           KEYSPAN CORPORATION

                                           ____________/s/_____________________
                                           Steven Zelkowitz
                                           Executive Vice President and General
                                           Counsel

                                           NORTHEAST GAS MARKETS LLC

                                           ___________/s/______________________
                                           Michael S. Lucy
                                           President

                                           THE BROOKLYN UNION GAS
                                           COMPANY D/B/A KEYSPAN ENERGY
                                           DELIVERY NEW YORK

                                           _____________/s/____________________
                                           Richard A. Rapp, Jr.
                                           Vice President and Secretary

                                           KEYSPAN GAS EAST
                                           CORPORATION D/B/A KEYSPAN ENERGY
                                           DELIVERY LONG ISLAND

                                           _____________/s/____________________
                                           Kevin Knapp
                                           Vice President, Gas Operations

                                           BOSTON GAS COMPANY D/B/A KEYSPAN
                                           ENERGY DELIVERY NEW ENGLAND

                                           ____________/s/_____________________
                                           Richard A. Rapp, Jr.
                                           Vice President and Secretary

                                           ESSEX GAS COMPANY D/B/A KEYSPAN
                                           ENERGY DELIVERY NEW ENGLAND

                                           ____________/s/____________________
                                           Richard A. Rapp, Jr.
                                           Vice President and Secretary

                                           ENERGYNORTH NATURAL GAS, INC.
                                           D/B/A KEYSPAN ENERGY DELIVERY NEW
                                           ENGLAND

                                           ____________/s/_____________________
                                           Richard A. Rapp, Jr.
                                           Vice President and Secretary